dsmith@gibsondunn.com
February 19, 2008

(415) 393-8390	C 19864-00002

(415) 374-8450
VIA FEDERAL EXPRESS AND EDGAR
Mr. H. Christopher Owings
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	California Water Service Group’s
Form 10-K for the fiscal year ended December 31, 2006
Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007
Definitive Schedule 14A filed March 14, 2007
File No. 001-13883
Dear Mr. Owings:
     On behalf of California Water Service Group (the “Company”), we are responding to your letter dated February 8, 2008 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2006, the Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 and the Definitive Schedule 14A filed March 14, 2007 (together, the “Filings”). The responses were prepared by the Company with our assistance.
     For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments presented in bold followed by the related responses.

United States Securities and Exchange Commission
February 19, 2008

Form 10-K for the Fiscal Year Ended December 31, 2006
Item 15. Exhibits, Financial Statement Schedules
1.	We note your response to prior comment three to our letter dated December 19, 2007 and reissue the comment. Please file an amended Form 10-K with the appropriate Exhibit 32 referring to the Form 10-K.

The Company filed an amended Form 10-K on February 14, 2008, which included a corrected Exhibit 32.
Definitive Schedule 14A filed March 14, 2007
Compensation Discussion and Analysis, page 14
2.	We note your response to prior comment five to our letter dated December 19, 2007. Please explain to us how you intend to comply.

The Company does not believe that any further disclosure was required under Item 407(e)(3)(iii) of Regulation S-K for the fiscal year ended December 31, 2006. Item 407(e)(3)(iii) requires that a registrant provide a narrative description of the processes and procedures for the consideration and determination of executive and director compensation, including “any role of compensation consultants in determining or recommending the amount or form of executive and director compensation...” During the 2006 fiscal year, the Company acquired survey data compiled by Watson Wyatt and Saje Consulting Group for use in assisting it with making compensation decisions. Neither consulting firm was retained for the purpose of “determining or recommending” the amount or form of executive or director compensation and therefore played no role in that regard. As such, the disclosure in the Definitive Schedule 14A filed March 14, 2007 complies with the disclosure required Item 407(e)(3)(iii) of Regulation S-K.

During the 2007 fiscal year, the Company retained compensation consultants to provide a broader range of services. Therefore, the Company will revise future filings to include a more expansive disclosure to the extent that the compensation consulting firms that prepared the relevant survey data (or any other compensation consulting firms) were retained by the Company and received any instructions or directions as described in Item 407(e)(3)(iii) of Regulation S-K.
* * *

United States Securities and Exchange Commission
February 19, 2008

     As you requested, this letter also constitutes a statement by the Company acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     I believe the foregoing is responsive to your comments. If you should have any questions or further comments, please do not hesitate to call me at (415) 393-8390 or Matthew McCardell at (415) 393-8244.

Sincerely,
/s/ Douglas D. Smith

Douglas D. Smith

DDS/mkm
cc: Martin A. Kropelnicki